UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.    )

II-VI Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

902104AB4

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902104AB4	13D	Page 2 of 10

1	Names of reporting persons BCPE Watson (DE) BML, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 18,213,777 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 18,213,777 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 18,213,777 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 12.3%
14	Type of reporting person PN

CUSIP No. 902104AB4	13D	Page 3 of 10

1	Names of reporting persons BCPE Watson (DE) ORML, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 7,647,058 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 7,647,058 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 7,647,058 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.6%
14	Type of reporting person PN

CUSIP No. 902104AB4	13D	Page 4 of 10

Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, no par value (the “Common Stock”), of II-VI Incorporated, a Pennsylvania corporation (the “Issuer”). The principal executive office of the Issuer is located at 375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056.

Item 2. Identity and Background

(a) This schedule 13D is being filed jointly by BCPE Watson (DE) BML, LP, a Delaware limited partnership (“BML”), and BCPE Watson (DE) ORML, LP, a Delaware limited partnership (“ORML” and, together with BML, the “Reporting Persons”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the manager of Bain Capital Partners XII, LLC, a Cayman Islands limited liability company (“Partners XII”), which is the general partner of Bain Capital Fund XII, L.P., a Cayman Islands exempted limited partnership (“Fund XII”). Fund XII is the sole member of BCPE Watson (DE) Aggregator GP, LLC, a Delaware limited liability company (“Aggregator GP”), which is the general partner of BCPE Watson (DE) Aggregator, LP, a Delaware limited partnership (“Aggregator”). Aggregator is the sole member of each of (i) BCPE Watson (DE) BML GP, LLC, a Delaware limited liability company (“BML GP”), which is the general partner of BML, and (ii) BCPE Watson (DE) ORML GP, LLC, a Delaware limited liability company (“ORML GP” and collectively with the Reporting Persons, BCI, Partners XII, Fund XII, Aggregator GP, Aggregator and BML GP, the “Bain Capital Entities”), which is the general partner of ORML. As a result, BCI may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons. Voting and investment decisions with respect to securities held by the Reporting Persons are made by the managing directors of BCI.

The Reporting Persons have entered into a Joint Filing Agreement, dated July 11, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) The principal business address for each of the Bain Capital Entities is 200 Clarendon Street, Boston, Massachusetts 02116.

(c) Each of the Bain Capital Entities is principally engaged in the business of investment in securities.

(d) During the last five years, none of the Bain Capital Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Bain Capital Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons, BCI, Aggregator GP, Aggregator, BML GP and ORML GP are organized under the laws of the State of Delaware. Partners XII and Fund XII are each organized under the laws of the Cayman Islands.

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Item 3. Source and Amount of Funds or Other Consideration

On March 30, 2021, the Issuer and BCPE Watson (DE) SPV, LP, a Delaware limited partnership and an affiliate of BCI (“BCPE”), entered into an Amended and Restated Investment Agreement (the “Investment Agreement”).

Pursuant to the terms of the Investment Agreement, on March 31, 2021, the Issuer issued, sold and delivered to BCPE 75,000 shares of a new Series B-1 Convertible Preferred Stock of the Issuer, having no par value (“Series B-1 Preferred Stock”), for $10,000 per share (the “Series B-1 Stated Value”) and an aggregate purchase price of $750,000,000. In connection with the Margin Loan (as defined below), BCPE transferred such shares of Series B-1 Preferred Stock to its affiliate, BML, and assigned a portion of its rights, interests and obligations under the Investment Agreement to each of its affiliates, BML and ORML.

Pursuant to the terms of the Investment Agreement, on July 1, 2022 and immediately prior to the closing (the “Closing”) of the business combination with Coherent, Inc., a Delaware corporation (“Coherent”), pursuant to the Agreement and Plan of Merger, dated as of March 25, 2021, by and among Coherent, the Issuer and Watson Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer, the Issuer issued, sold and delivered to BML and ORML an aggregate of 140,000 shares of a new Series B-2 Convertible Preferred Stock of the Issuer, having no par value (“Series B-2 Preferred Stock” and, together with the Series B-1 Preferred Stock, “Series B Preferred Stock”), for a purchase price of $10,000 per share (the “Series B-2 Stated Value” and, together with the Series B-1 Stated Value, the “Stated Value”) and an aggregate purchase price of $1,400,000,000, which consisted of 75,000 shares of Series B-2 Preferred Stock purchased by BML for an aggregate purchase price of $750,000,000 and 65,000 shares of Series B-2 Preferred Stock purchased by ORML for an aggregate purchase price of $650,000,000.

In connection with the purchase of the Series B Preferred Stock, BML entered into a margin loan agreement (the “BML Margin Loan Agreement”) with the lenders party thereto, Morgan Stanley & Co. LLC, in its capacity as securities intermediary, calculation agent, collateral agent, and collateral administrator, and Morgan Stanley Senior Funding, Inc., in its capacity as administrative agent for the lenders thereunder, for an aggregate loan amount of $750,000,000, less certain fees and expenses. BML pledged certain shares of Series B Preferred Stock (collectively, the “BML Pledged Shares”) as collateral for the ratable benefit of the lenders to secure BML’s obligations under the BML Margin Loan Agreement. The margin loan (the “BML Margin Loan”) under the BML Margin Loan Agreement matures on September 10, 2026, but must be prepaid earlier upon the occurrence of certain events, including in connection with an event of default that results in the acceleration of the BML Margin Loan. Upon such an event of default, the collateral agent may sell the BML Pledged Shares and use the proceeds of such sale to repay amounts owed by BML under the BML Margin Loan Agreement.

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Also in connection with the purchase of the Series B Preferred Stock, ORML entered into a margin loan agreement (the “ORML Margin Loan Agreement”) with the lenders party thereto, Owl Rock Technology Finance Corp., in its capacity as collateral agent, and Owl Rock Technology Finance Corp., in its capacity as administrative agent for the lenders thereunder, for an aggregate loan amount of $400,000,000, less certain fees and expenses. ORML pledged certain shares of Series B-2 Preferred Stock (collectively, the “ORML Pledged Shares”) as collateral for the ratable benefit of the lenders to secure ORML’s obligations under the ORML Margin Loan Agreement. The margin loan (the “ORML Margin Loan” and, together with the BML Margin Loan, the “Margin Loan”) under the ORML Margin Loan Agreement matures on July 1, 2028, but must be prepaid earlier upon the occurrence of certain events, including in connection with an event of default that results in the acceleration of the ORML Margin Loan. Upon such an event of default, the collateral agent may sell the ORML Pledged Shares and use the proceeds of such sale to repay amounts owed by ORML under the ORML Margin Loan Agreement.

References to and the description of the Investment Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is incorporated herein by reference and attached hereto as Exhibit B.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes. In their capacity as significant stockholders of the Issuer with the right to representation on the board of directors of the Issuer, the Reporting Persons intend to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, convert their shares of Series B Preferred Stock into shares of Common Stock or sell or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Item 5. Interest in Securities of the Issuer

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (c) The percentage of the Issuer’s outstanding shares of Common Stock held by the Reporting Persons is based on 129,627,276 shares of Common Stock outstanding as of the Closing on July 1, 2022, as confirmed in writing by the Issuer to the Reporting Persons.

As of July 1, 2022, BML held 75,000 shares of Series B-1 Preferred Stock and 75,000 shares of Series B-2 Preferred Stock. Pursuant to the terms of the Statement with Respect to Shares (as defined below), as of July 1, 2022, such shares were convertible into 9,390,248 and 8,823,529 shares of Common Stock, respectively, at the sole discretion of BML. Accordingly, pursuant to Rule 13d-3 of the Act, BML may be deemed to beneficially own 18,213,777 shares of Common Stock, which constitutes approximately 12.3% of the outstanding Common Stock of the Issuer.

CUSIP No. 902104AB4	13D	Page 7 of 10

As of July 1, 2022, ORML held 65,000 shares of Series B-2 Preferred Stock. Pursuant to the terms of the Statement with Respect to Shares, as of July 1, 2022, such shares were convertible into 7,647,058 shares of Common Stock at the sole discretion of ORML. Accordingly, pursuant to Rule 13d-3 of the Act, ORML may be deemed to beneficially own 7,647,058 shares of Common Stock, which constitutes approximately 5.6% of the outstanding Common Stock of the Issuer.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13D, the Reporting Persons may be deemed to beneficially own in the aggregate 25,860,835 shares of Common Stock, which constitutes approximately 16.6% of the outstanding Common Stock of the Issuer.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Series B Preferred Stock

The terms, rights, obligations and preferences of the Series B Preferred Stock are set forth in the Statement with Respect to Shares filed with the Pennsylvania Department of State Corporations Bureau and effective March 30, 2021 (the “Statement with Respect to Shares”).

References to and the description of the Statement with Respect to Shares set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Statement with Respect to Shares, which is attached hereto as Exhibit C and incorporated by reference herein.

Dividend Rights

Subject to adjustments set forth in the Statement with Respect to Shares, from the issuance date of such share, dividends accrue daily on the applicable Stated Value of each share of the Series B Preferred Stock at 5% per annum. Until the fourth anniversary of the applicable issuance date, all dividend payments are compounded and added to the applicable Stated Value on a quarterly basis (a “PIK Dividend”). Following the fourth anniversary of the applicable issuance date, dividends will be payable in the form of, at the Issuer’s sole discretion, (i) cash, (ii) a PIK Dividend or (iii) any combination of both.

Conversion Rights

Commencing on July 1, 2022, each share of Series B Preferred Stock became convertible, at the option of the holder, into such number of shares of Common Stock as is determined by dividing (i) the applicable Stated Value as of the conversion date by (ii) the applicable Conversion Price in effect as of the conversion date.

At any time after the third anniversary of the applicable issuance date, if the closing sale price of the Issuer’s Common Stock exceeds 150% of the then-applicable Conversion Price for 20 trading days in any 30 consecutive trading day period, the Issuer may elect to convert all of the shares of the applicable series of Series B Preferred Stock into such number of shares of Common Stock as is determined by dividing (i) the applicable Stated Value as of the conversion date by (ii) the applicable Conversion Price in effect as of the conversion date.

CUSIP No. 902104AB4	13D	Page 8 of 10

“Conversion Price” means an initial price of $85.00 per share with respect to both the Series B-1 Preferred Stock and Series B-2 Preferred Stock, subject to adjustments as set forth in the Statement with Respect to Shares.

Voting Rights

Holders of Series B Preferred Stock are entitled to vote together with shares of Common Stock (based on one vote per each share of Common Stock into which the shares of Series B Preferred Stock are convertible on the applicable record date) on any matter on which the holders of Common Stock are entitled to vote.

In addition, for so long as any shares of Series B Preferred Stock remain outstanding, without the approval of holders of a majority of the Series B Preferred Stock, the Issuer may not, subject to certain exceptions, (i) alter or change the rights, preferences or privileges of the Series B Preferred Stock or amend, modify or supplement any provision of the organizational documents of the Issuer in a manner that adversely affects the rights, powers, preferences or privileges of the Series B Preferred Stock; (ii) authorize or issue any Senior Stock (as defined in the Statement with Respect to Shares) (or securities convertible into Senior Stock), or amend or alter the Issuer’s Articles of Incorporation to increase the number of authorized or issued shares of Series B Preferred Stock; (iii) decrease the number of authorized shares of Series B Preferred Stock; or (iv) issue any shares of Series B Preferred Stock (other than pursuant to the Investment Agreement).

In addition, subject to certain exceptions, the Issuer is not permitted to (i) for so long as BCPE and its successors and any respective affiliate thereof that becomes an investor party to the Investment Agreement, including the Reporting Persons (the “Investors”), continue to own at least 5% of the number of shares of Series B Preferred Stock that they held immediately following the purchase of the Series B-2 Preferred Stock, to pay any cash dividend on Common Stock (other than cash dividends in amount of up to $3.00 per share in calendar year 2021, increased by 5% each subsequent year) and (ii) so long as the Investors continue to own at least 25% of the number of shares of Series B Preferred Stock that they held immediately following the purchase of the Series B-2 Preferred Stock, to redeem, repurchase or otherwise acquire (or make or declare any dividend or distribution in respect of) any Junior Stock (as defined in the Statement with Respect to Shares), subject to certain exceptions set forth in the Statement with Respect to Shares.

Redemption Option

At any time on or after the ten year anniversary of the applicable issuance date and subject to the procedures set forth in the Statement with Respect to Shares, (i) each holder of Series B Preferred Stock will have the right to require the Issuer to redeem all of such holder’s shares of Series B Preferred Stock for cash at a price per share equal to the sum of the applicable Stated Value for such share plus accrued or declared and unpaid dividends on such share that had not previously been added to the Stated Value (the “Redemption Price”) and (ii) the Issuer will have the right to redeem, in whole or in part, on a pro rata basis from all holders of such series of Series B Preferred Stock, the outstanding shares of such series of Series B Preferred Stock, for cash, equal to the Redemption Price.

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Liquidation Preference

Pursuant to the Statement with Respect to Shares, the Series B Preferred Stock has a liquidation preference equal to the greater of (i) the applicable Stated Value for such shares plus accrued or declared and unpaid dividends that had not previously been added to such Stated Value and (ii) the amount per share as would be payable in respect of Common Stock upon the conversion of such shares, assuming all such outstanding shares were converted into Common Stock immediately prior to any liquidation event.

Fundamental Change

Upon consummation of a specified fundamental change transaction, the Issuer is required to make an offer, subject to the procedures set forth in the Statement with Respect to Shares, to repurchase, at the option and election of the holders of each series of the Series B Preferred Stock, each share of such series then-outstanding at a purchase price per share in cash equal to (i) the Stated Value for such shares plus accrued or declared and unpaid dividends on such shares that had not previously been added to the Stated Value plus (ii) if prior to the fifth anniversary of the applicable issuance date, the aggregate amount of all dividends that would have been paid (subject to certain exceptions) on such shares from the date of repurchase through the fifth anniversary of the applicable issuance date.

Investment Agreement

References to and the description of the Investment Agreement set forth below in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, which is attached hereto as Exhibit B and incorporated by reference herein.

Board Representation

Pursuant to the terms of the Investment Agreement, the Investors have the right to nominate one designee and to designate one observer to the Issuer’s board of directors for so long as the Investors continue to own shares of Series B Preferred Stock and/or shares of Common Stock that were issued upon conversion of shares of Series B Preferred Stock that represent, in the aggregate and on an as converted basis, at least 25% of the number of shares of Common Stock issued to the Investors, on an as converted basis, immediately following the issuance of the Series B-2 Preferred Stock.

The Investors have designed Stephen Pagliuca, a Managing Director of BCI, to serve on the Issuer’s board of directors and Joseph Robbins, a Managing Director of BCI, to serve as an observer to the Issuer’s board of directors.

Standstill

Pursuant to the terms of the Investment Agreement, the Investors have agreed to certain customary standstill provisions ending on the six-month anniversary of the date on which the Investors are no longer entitled to nominate a director to the Issuer’s board of directors, subject to certain exceptions.

Transfer Restrictions

Pursuant to the terms of the Investment Agreement, the Investors have agreed not to transfer any shares of Series B-2 Preferred Stock until the 12-month anniversary of the issuance of the Series B-2 Preferred Stock, subject to certain exceptions.

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Registration Rights Agreement

The Investors have certain rights with respect to the registration of securities under the Securities Act of 1933, as amended (the “Securities Act”), including shelf registration rights, “piggyback” registration rights and demand registration rights, pursuant to a Registration Rights Agreement, dated March 31, 2021, between the Issuer and BCPE, as amended by Amendment No. 1 to Registration Rights Agreement, dated July 16, 2021 (collectively, the “Registration Rights Agreement”).

References to and the description of the Registration Rights Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is attached hereto as Exhibit D and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

Exhibit B	Investment Agreement (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 31, 2021)

Exhibit C	Statement with Respect to Shares (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 31, 2021)

Exhibit D	Registration Rights Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: July 11, 2022	BCPE Watson (DE) BML, LP

	By:	BCPE Watson (DE) BML GP, LLC, its general partner

	By:	/s/ Joseph Robbins
Name: Joseph Robbins
Title: Authorized Signatory

BCPE Watson (DE) ORML, LP

	By:	BCPE Watson (DE) ORML GP, LLC, its general partner

	By:	/s/ Joseph Robbins
Name: Joseph Robbins
Title: Authorized Signatory